April 9, 2020
VIA EDGAR
Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Prudential Retirement Insurance and Annuity Company PRIAC Variable Account A Prudential Retirement Security Annuity VII File. Nos. 333-170345 and 811-21988
Dear Mr. Zapata:
This letter responds to comments that you provided to me and William P. Lane of Goodwin Procter LLP during a telephonic discussion on March 6, 2020, with respect to your review of Post-Effective Amendment No. 13 to Registration Statement Nos. 333-170345 and 811-21988 (“Registration Statement”) for the PRIAC Variable Account A (“Registrant”).
Set forth below are the comments of the SEC staff (“Staff”) along with the Registrant’s responses to, or any supplemental explanations of, such comments, as requested. Undefined capitalized terms used below have the same meaning as in the Registration Statement. The Registrant plans to file on or about April 14, 2020 a further post-effective amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 to reflect the responses to the comments and to include updated financial information. The responses to the comments will be reflected in both prospectuses in the Registration Statement.

1.
Comment: Given the significant market events that have occurred as a result of the COVID-19 pandemic since the Registrant filed this Post-Effective Amendment No. 13, please consider whether disclosure in the Registration Statement should be revised based on how these recent events could affect Prudential Retirement Insurance and Annuity Company’s financial strength and claims paying ability including the ability to timely process claims. If the Registrant believes no additional disclosure is warranted, please explain supplementally why not.

Response: The Registrant has determined that no COVID-19-specific disclosure is warranted at this time. Among other factors, the Registrant considered that the Contract does not include any fixed rate option provided through PRIAC’s general account and that PRIAC has not experienced

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any problems processing claims. The Registrant will revise Section 10, “Other Information,” to specifically note that PRIACs obligation to pay Contract Owners from its own assets relates most specifically to the optional benefit under the Contract. In particular, Section will state, “if you begin taking Annual Guaranteed Withdrawal Amount payments under the Prudential IncomeFlex Target Benefit and the value of that benefit exceeds your current Contract Value, you would rely solely on the ability of PRIAC to make payments under that benefit out of its own assets.” The Registrant will continue to evaluate whether any disclosure changes are appropriate based on COVID-19 and related developments.

2.
Comment: Summary of Contract Charges and Expenses (page 5). Please state in the preamble to the fee table that there are no surrender charges (or so indicate in the fee table itself). In addition, please include a similar statement in Section 7 of the prospectus, “What Are The Expenses Associated With The Prudential Retirement Security Annuity VII?”

Response: The Registrant will note in the fee table and Section 7 that there is no surrender charge.

3.
Comment: Summary of Contract Charges and Expenses (page 7). Following the fee table and expense example, a reference is made to Accumulation Unit Values included at the end of the prospectus. Please add a cross-reference to the page or section under which the Accumulation Unit Values are provided.

Response: The Registrant will revise the Registration Statement to include a reference beneath the expense example to indicate that because the product is newly created, no accumulation unit values are yet available.
* * * * *
We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4253 if you wish to discuss this correspondence further.

Sincerely, /s/ Christopher E. Palmer

cc:	Michele M. Drummey, Prudential Retirement Insurance and Annuity Company William P. Lane, Goodwin Procter LLP

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